345 Chapala Street, Santa Barbara, CA 93101
                          Telephone: +1 805 308 9199

December 16, 2009

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lenco Mobile, Inc. Registration Statement on Form 10 File Number 000-53830

Ladies and Gentlemen:

Lenco Mobile, Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated December 3, 2009 (the "Comment Letter") relating to the above-referenced Registration Statement on Form 10 filed on November 9, 2009, and amended on November 18, 2009 (the "Form 10").  The Company has further amended the Form 10 in response to the Staff's comments, and is concurrently filing a Form 10/A (the "Form 10/A")  that reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.
In some places in your registration statement, you use terms that are industry specific jargon, including MMS, MM7, SMS, SEM and SEO.  Please revise throughout to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Response:

We have made the additional disclosure in various sections throughout the Form 10/A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Cautionary Note Regarding Forward-Looking Statements, page 1

2.
Delete this reference and all references to the safe harbor for forward-looking statements provided for by Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 because such protection is not available issuers of penny stock.

Response:

We have made the appropriate deletions.

Item 1.  Business, page 2

Overview of Our Business, page 2

3.
Please disclose that Vodacom and MTN generated approximately 64% of your revenues in 2008. Also disclose the percentage of revenues generated from these wireless carriers through the third quarter of 2009.

Response:

We have made the additional disclosure.

4.
We note your disclosure on page 3 regarding awards you have received for your mobile marketing campaigns. It is not clear what criteria and other methods were used in conferring the awards. For example, how many companies or marketing campaigns were considered for each award? Were the companies and advertisements, independently chosen or nominated, or did you submit them for review? Did you pay to compete for the awards? How many awards were given? Please revise your disclosure to provide context to your disclosure about the awards you have received.

Response:

We have made the additional disclosure.

5.
We note your citation of statistical and third-party industry data in your registration statement. For example, we note data from Click Forensics on page 8, CDMA Development Group on page 9 and unattributed information on pages 9 and 17. These are only examples. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support. In addition, if a statement represents your belief, state that the assertion is your belief and provide the bases for your belief. For example, we note that following assertions on page 3 that you should support:

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

•	"We have carried out a number of highly successful promotions for major brands including MTN's Fifteenth Birthday SMS and MMS campaign"; and

•	"We are also one of the largest developers and operators of mobile Internet sites or 'Mobi sites'".

Please provide support for your factual and subjective statements throughout your document.

Response:

We have revised our disclosure to provide support for the factual statements.  We have deleted statements which are subjective or included a statement about the basis for our belief in those subjective statements.

6.
You disclose in the first paragraph of this subsection that you issued 700 shares of Series B convertible preferred stock to acquire Digital Vouchers (Pty) Ltd. from Target Equity Limited on February 18, 2008.  In Note 15 to the financial statements on page F-21 and also in the second paragraph on page 53, you disclose that you issued 350 shares of Series B preferred stock for the acquisition on February 8, 2008.  Please clarify the discrepancy in the date of the transaction and the consideration paid.  In addition, disclose the issuance of the one-year warrant to purchase 200 shares of Series B preferred stock and how it was related to the acquisition of Digital Vouchers.  Furthermore, disclose that Target Equity Limited was a related party and explain how it was related.

Response:

The correct number of shares was 350 shares of Series B convertible preferred stock which were issued on February 18, 2008.  We have corrected this disclosure and made the additional disclosure.

Mobile Phone Platforms, page 7

7.	In the second bullet point on page 7, clarify who conducted the tests and describe the parameters of the tests.

Response:

We have made the additional disclosure.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Trends in the Mobile Phone and Online Advertising Sectors, page 9

8.
To provide context, please disclose that, in 2007 and 2008, all of your revenues were generated from sales in South Africa and, at June 30, 2009, you generated approximately two-thirds of your sales in South Africa and one-third of your sales in the United States.

Response:

We have made the additional disclosure.  We updated the interim numbers to refer to results for the period ended September 30, 2009.

Item IA.  Risk Factors, page 21

We became engaged in our current business in early 2008, page 23

9.
We note your disclosure that you have been involved in different lines of business prior to early 2008, including the apparel industry.  We note, however, your disclosure on page 4 that, as a shell company, you attempted business combinations with operating companies in the apparel industry that were unsuccessful.  Please clarify your disclosure.

Response:

We have made the additional disclosure.

The trading price of our Common Stock has experienced, page 33

10.	Revise this risk factor to clarify that your common stock is "quoted" rather than "listed" on the OTC Pink Sheets.

Response:

We have made the appropriate revision.

We issued a number of shares of Common Stock in private placement transactions …, page 34

11.
We note your disclosure that you have issued over 61 million shares of common stock in private placements and that the holders of such shares may rely on the provisions of Rule 144 to resell such shares.  We also note that the company was previously a shell company.  Therefore, it appears that any resales of the company's securities would be subject to the conditions of Rule 144(i) of Regulation C.  Please revise your risk factor caption and disclosure to reflect these limitations.  For further guidance, please refer to Questions 137.01 and 137.02 in our Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www. sec.gov/divisions/corpfin/guida.nce/securitiesactrules-interas.htm.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:

We have made the additional disclosure.

Item 2.  Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

12.
You disclose in Note 10 to the financial statements on page F-17 that relationships with two wireless carriers represented 72% of your revenues for 2008.  Please disclose this fact here, identify the customers, and quantify the percentage of revenues attributable to each wireless carrier in fiscal years 2007, 2008 and the nine months ended 2009.  If the percentages differ materially from period-to-period, please discuss the reasons for the changes in revenues attributable to your material customers.

Response:

We have made the additional disclosure.

Critical Accounting Policies and Estimates, page 42

13.
We note your statements on page 42 that "the conversion into U.S. Dollars was made at the rate of 9.29999 ZAR to US$1 effective as of the last business day of the initial period ended December 31, 2008 and 7.40988 ZAR to US$1 at September 30, 2009" and that such information was presented as a matter of convenience to the readers of the financial statements.  Please note that a convenience translation to the US dollar or discussion of such is not appropriate when your financial statements have already been translated into the reporting currency of the US dollar.  In this regard, we note your statement on page F-8, "the financial statements of the Company are translated from South African Rand into United States Dollars in accordance with SFAS No. 52, Foreign Currency Translation."  Please revise to delete your discussion of convenience translation and expand your disclosures to discuss the translation of your financial statements and the rates that you utilized.

Response:

We have deleted the discussion regarding convenience translation and made the additional disclosure concerning the translation of the financial statements.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Results of Response:  Operations, page 43

14.
We note that you provide a table of showing your results of operations for fiscal years 2008 and 2007 and the three and nine months ended September 30, 2009.  Please also disclose your results of operations for the three and nine months ended September 30, 2008.

Response:

We have added the additional columns to the table.

Other Income (Expense), page 45

15.
We note that the increase in other income relates primarily to a General Release Agreement reached in August 2009 with regard to the acquisition of the assets from Superfly Advertising Inc.  We further note that you recorded this as a reimbursement of items paid, which were formerly recorded as prepaid amounts due to you, for approximately $320,000.  The remainder is shown as "Other Income" for the approximate amount of $580,000 and is recorded as a receivable in the financial statements.  Please:

•	Provide us with more details of this arrangement, your accounting for it and your basis in the accounting literature.

•
Also, tell us your consideration of treating the reimbursement as an adjustment to the purchase price since you purchased the assets on February 28, 2009.  Furthermore, on page F-27 you state that you executed a General Release Agreement with a seller of certain assets to settle costs incurred by you for expenses and other disagreements surrounding the acquisition of the fundamental assets of AdMax.

Response:

We acquired the AdMax business from Superfly Advertising, Inc. on an asset purchase basis, in which we acquired only specified assets and assumed specified liabilities.   The definitive asset purchase agreement for the transaction included representations from Superfly Advertising, Inc. concerning, among other things, the accuracy of its financial statements and the absence of undisclosed liabilities.  The transaction closed on February 28, 2009.

Subsequent to the closing of the transaction, vendors providing services to the AdMax business notified us that they were owed additional amounts beyond the specified liabilities that we had agreed to assume from Superfly.  To avoid disruption to our business, we paid to these vendors approximately $320,000.  We notified Superfly of our intent to make a claim for indemnification for these amounts as we became aware of them.  Superfly Advertising, Inc. disputed our claims and its obligation to provide indemnification.  It also expressed a desire to enter into a global settlement on the issue, rather than address the possibility and expenses of multiple indemnification claims.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

In order to resolve the issue, we entered into General Release Agreement with Superfly in August 2009, which included a release of claims arising out of the asset purchase agreement.  In the General Release Agreement, Superfly Advertising, Inc., without admitting liability, agreed to pay $900,000 to us within 180 days of the signing of the General Release Agreement. This amount reimbursed us for the amounts paid to third parties, and provided an additional payment in exchange for our release of future claims.

In recording the effect of this General Release Agreement, we considered the guidance of Accounting Standards Codification topic 805-10-25 (“Business Combination – Recognition”), and determined that the transaction was not an adjustment to purchase price because the payments made to third parties and the settlement with Superfly was not contemplated in connection with the initial transaction.  There was no right of adjustment at the time of the acquisition.  The General Release Agreement was separately negotiated based on events that occurred following the transaction.

Accordingly, the initial payments to the third parties were recorded as prepaid expenses for approximately $320,000.  On execution of the General Release Agreement we recorded the $900,000 owed to the Company.  The $320,000 paid to third parties were recorded as reimbursement of the prepaid expenses.  The remainder is shown as “Other income” for the approximate amount of $580,000.

16.
We note your statement that "there is an additional amount relating to net interest expense and the issuance of 25,000 shares issued to Agile Opportunity Fund, LLC for approximately $25,000 in expense which was calculated using Black-Scholes methodology of valuing derivative instruments."  Please clarify this statement and tell us why you would use Black-Scholes to value this share issuance.  In addition, tell us if you have actual derivative instruments.  If you do have derivative instruments, please provide the disclosures required under ASC 815-10-50 for derivative instruments.

Response:

The original disclosure concerning an interest expense associated with the issuance of 25,000 shares of stock was erroneous, and the reference has been deleted.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Liquidity and Capital Resources, page 46

17.
Please provide a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.

Response:

We have made the additional disclosure.

18.	Please discuss the additional costs you expect to incur upon resuming your reporting obligations and the impact upon your liquidity and capital resources.

Response:

We have made the additional disclosure.

Item 4.  Securities Ownership of Certain Beneficial Owners and Management, page 46

19.
You disclose in the last paragraph on page 48 that beneficial ownership is based on 61,586,180 shares of common stock outstanding on September 30, 2009.  In the second paragraph on page 55, you disclose that there were 64,303,775 shares of common stock outstanding as of October 16, 2009.  Please update the beneficial ownership table.

Response:

We have updated the beneficial ownership table to October 16, 2009.

20.
We note that BasTrust Corporation acts as trustee for several entities that own the company's shares.  Please clarify whether BasTrust, through its directors, has sole voting and sole investment power over the shares held by the entities for which it is trustee.  In addition, disclose all natural persons who have sole or shared voting and investment power over the company's shares held by these entities, not just one of the directors of BasTrust Corporation.

Response:

We have made the additional disclosure.

21.	Please disclose the addresses of each entity listed in the beneficial ownership table.

Response:

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

We have revised the disclosure in footnote 2 to the table to reflect that each of Rendez-Vous Management Limited, Naretta, Inc., Tamino Investments, Inc., and Target Equity Limited's mailing address is care of BasTrust Corporation.

22.
Please indicate the number of shares beneficially owned by each person that the person has the right to acquire within 60 days.  For example, disclose the number of shares underlying any outstanding warrants, options, convertible preferred stock or convertible debt.

Response:

None of the beneficial owners on the table owned any derivative securities of the Company as of October 16, 2009.

Item 6.  Executive Compensation, page 51

23.
Please clarify your disclosure to reflect whether you had more than one executive officer in the fiscal years ended December 31, 2007 and December 31, 2008 and to identify each person who acted as principal executive officer and principal financial officer in each year.

Response:

We have made the additional disclosure.

Employment Agreements, page 52

24.	Please revise your disclosure with respect to Mr. Groenewald's employment agreement to also provide figures in U.S. dollars.

Response:

We have made the additional disclosure.

Director Compensation, page 52

25.
We note your disclosure that you have not compensated any of your directors during 2007 and 2008.  We also note that you issued a convertible note to Angelique de Maison "for services rendered" which was subsequently converted into shares of common stock.  You have also disclosed that Ms. Maison is a former director of your company.  Please advise or revise your disclosure accordingly.

Response:

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Ms. de Maison served as a director of the Company from November 2006 until February 2008.  During that time none of the Company's directors were compensated for services as directors.  Ms. de Maison did receive compensation for consulting services that she provided which were outside the scope of her duties as a director.  We have revised our disclosure to make this clear.

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters, page 53

26.
Please revise the table on page 54 to account for the two reverse stock splits implemented in 2008 as disclosed on page 1.  For example, please clarify whether the high and low prices for Fiscal 2007 have been adjusted for the reverse stock splits.

Response:

The high low prices for fiscal 2007 do reflect the reverse stock splits.  We have made the additional disclosure that the quoted prices reflect the effect of the two reverse stock splits.

Item 11. Description of Registrant's Securities to be Registered, page 59

27.
You disclose in the first paragraph that you 1,000,000 shares of authorized preferred stock which are designated as "blank check" preferred. Please reflect the number of shares designated as Series B preferred, describe the material terms of the Series B preferred stock, and disclose the number of Series B preferred shares outstanding.

Response:

We have made the additional disclosure to disclose the number of shares of preferred stock that have been designated as Series B preferred stock.  We did not include a description of the terms of the Series B preferred stock, because we do not believe that it provides meaningful disclosure.  All previously issued shares of Series B preferred stock have been converted into common stock.  There is no intention to issue any additional shares of Series B preferred stock.

Item 15. Financial Statements and Exhibits, page 60 Exhibit Index. page 62

28.
We note that you entered into an employment agreement with Mr. Groenewald in July 2007, as amended on September 1, 2008 and that the initial agreement has been filed as Exhibit 10.11.  We note that you filed the 2008 amendment as a separate Exhibit 10.11.

Please clarify your exhibit index to reflect that both the initial agreement and the amendment have been filed separately as exhibits.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:

We have refiled the amendment to Mr. Groenewald's employment agreement as a separate Exhibit 10.24 to the Form 10/A.

29.	Please file the following agreements as material contracts or explain why you believe you are not required to file them under Item 601 of Regulation S-K:

•	The merger agreement from July 2009 in which you acquired Mobicom USA, Inc. from Mobicom Corporation (referenced in the first paragraph on page 6);

•	The license agreement with a strategic partner in Germany (referenced in the third bullet point on page 10); and

•	The agreement under which you have secured the rights to partner with Going Up Interactive in a number of geographic regions (referenced in the fourth paragraph on page 11).

Response:

We have filed the merger agreement from July 2009 in which we acquired Mobicom USA, Inc. as exhibit 10.25 to the Form 10/A.

We did not file the license agreement with the partner in Germany, or the agreement with Going Up Interactive.  We determined that the agreements were made in the ordinary course of business and the business is not substantially dependent on them within the meaning of Item 601(b)(10)(B) of Regulation S-K.

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-7

History of our Current Business Operations and Corporate Structure, page F-7

30.
We note that you acquired Capital Supreme, (Pty) Ltd, a company based in Johannesburg, South Africa, doing business as Multimedia Solutions.  We further note that you paid 25 million South African Rand or approximately $3,250,000.  Since you paid cash to acquire the common shares of this business, it is unclear why you believe that this transaction should be accounted for as a reverse merger. Please refer to your basis in the accounting literature.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:

We note that reverse merger accounting is typically applied in stock for stock transactions.  However, at the time of the acquisition of Capital Supreme (Pty) Ltd., the Company was a shell company.  It had no operations and only nominal assets.  The Company had acquired assets related to Digital Vouchers and CellCard.  However, those assets were acquisitions of technologies with no revenue generating characteristics, facilities, customers, distribution systems or employees.  When it was acquired, Capital Supreme (Pty) Ltd had a business with facilities, customers, distribution systems and employees that had been in operation for four years.  Accordingly, because the Company had been a shell company prior to the acquisition, and because Capital Supreme (Pty) Ltd was an operating company with assets, Capital Supreme was deemed to be the acquirer for accounting purposes in accordance with ASC 805-10-55-13.

Revenue Recognition, page F-10

31.
We note your disclosure that "the Company earns royalties from the license of its software platforms to Wireless Carriers and to master licensees."  We also note your similar disclosure on page 41.  However your disclosure only reiterates accounting literature and does not specifically state how you recognize royalty revenue as it relates to your company.  Please tell us and disclose in detail when you recognize revenue as it relates to your royalties earned from the license of your software platforms and the nature of the platform provided.

Response:

We have made the additional disclosure.

Note 2 – Property and Equipment, page F- 1

32.	Please revise your table to include subtotals for gross property and equipment, accumulated depreciation and net property and equipment.

Response:

We have made the revisions to the table.

Note 3 – Goodwill, page F-14

33.
Please tell us and disclose why the net carrying value of goodwill was reduced to $591,398 at December 31, 2008 from $801,808 at December 31, 2007.  You should provide a roll forward of the changes in the carrying amount of goodwill during the period.  Similarly provide a roll forward in Note 3 on page F-33 of your interim financial statements.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:

The difference in net carrying value was attributable to changes in currency translation.  We have added a roll forward disclosure to include this additional disclosure.

Note 13 – Income Taxes, page F- 18

34.
Please provide more detailed income tax disclosure as required by ASC 40-10-50.  In this regard, we note that you discuss deferred tax assets and liabilities at the bottom of page F-19, yet provide no other details of the amounts or reasons for deferred tax assets and liabilities.

Response:

We have provided the additional disclosure.  Paragraph 31a of FAS 109 and Accounting Principles Board Opinion No. 23, Accounting for Income Taxes – Special Areas (APB 23) allow a taxpayer to identify certain unremitted earnings of foreign investments as being indefinitely reinvested and, consequently, the taxpayer does not provide deferred taxes on the outside basis difference related to those earnings (“outside basis differences”).  The Company believes that their permanent reinvestment position is subject to a potential change in the U.S. tax rules.

Note 14 – Subsequent Events, page F-20

35.
We note that you acquired the assets of Simply Ideas, LLC in October 2009.  Please tell us your accounting for this transaction.  If you are accounting for this transaction as a business combination, please provide the business combination disclosure as required by ASC 805-10-50.  Also, please file audited financial statements of this business acquisition or tell us why they are not required.

Response:

We have accounted for the acquisition of Simply Ideas, LLC as a business combination in accordance with ASC 805-10-50.  We determined that we are not required to file audited financial statements for this business acquisition because the assets acquired do not meet the test for a "significant subsidiary" under Rule 1-02(w).  Specifically:

(1) The Company's investment in the Simply Ideas, LLC assets was $50,000 plus 725,309 shares of unregistered common stock.  The investment was valued at $1,436,956 by a third party valuation firm at the time of the acquisition.  Accordingly the investment amounted to 8% of the total assets of the Company of $17,497,170 at December 31, 2008.  This did not exceed 20 percent of the total assets of the Company on a consolidated basis as of the end of its most recent fiscal year.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

(2) the Company's proportionate share of the total assets acquired was $1,436,956, which amounted to 8% of the total assets of the Company of $17,497,170 at December 31, 2008.  This did not exceed 20 percent of the total assets of the Company on a consolidated basis as of the end of its most recent fiscal year.

(3) Simply Ideas, LLC incurred a loss from operations for the period ended December 31, 2008.  The Company earned income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of $1,931,225 for the same period.  Accordingly, the Company's interest in the income from operations of Simply Ideas does not exceed 20% of the Company's continuing operations before income, taxes, extraordinary items and cumulative effect of a change in accounting principle.

For these purposes, total assets were calculated as of December 31, 2008, and income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle were calculated for the year ended December 31, 2008, on a pro forma basis taking into account the Superfly acquisition, in accordance with Rule 3-05(b)(3).

Financial Statements for the Periods Ended September 30, 2009 and 2008

Unaudited Statements of Cash Flows, page F-24,

36.
We note that you recorded the "acquisition of intangibles and related goodwill changes" as a cash flow used in investing activities.  We also note that you have "note receivable issued for sale of assets," "conversion of note payable to stock," "additional paid in capital," and "notes payable and warrants value assumed related to acquisition" as cash flows provided by (used in) financing activities.  It appears to us that these activities may be non-cash transactions.  Please note that only actual cash activity should be presented in the cash flow statement.  All non-cash activities should be supplementally disclosed.  Please refer to ASC 230-10-50 and revise accordingly.

Response:

We have reviewed the entries and concur that they should be reflected as non-cash transactions under ASC 230-10-50.  We have revised the disclosure in the Unaudited Statements of Cash Flows and throughout the Form 10/A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Note 1 – Organization and Significant Accounting Policies, page F-25

37.
We note that you entered into an Asset Purchase Agreement with Superfly Advertising, Inc. on February 28, 2009 and you then acquired Eden Marketing LLC on May 4, 2009.  Please provide the business combination disclosures as required by ASC 805-10-50.  Also, please file audited financial statements of your significant business acquisitions or tell us why they are not required.

Response:

We have accounted for the acquisition of assets from Superfly Advertising, Inc. as a business combination.  We have included additional disclosures as required by ASC 805-10-50.  We did include audited financial statements for the assets acquired from Superfly advertising, those assets were only a subset of Superfly's assets and were designated as the business units Consumer Loyalty Group and Legacy Media.

At the time of our acquisition of Eden Marketing LLC, we determined that it did not constitute a business within as defined by Rule 11-01(d) of Regulation S-X.  The acquisition was structured as an asset purchase where we acquired certain license rights to conduct a business in the gift card space.  However, Eden Marketing had not generated any revenues from the assets at the time of sale.  Further the acquisition did not include any physical facilities, employees, market distribution system, sales force, or customer base.  Accordingly, we determined that no audited financial statements or pro forma financial presentation was required under Rule 3-05 of Regulation S-X.

38.
We note that you acquired Mobicom USA, Inc. from Mobicom Corporation in July 2009.  Please tell us your accounting for this transaction.  If you are accounting for this transaction as a business combination, please provide the business combination disclosure as required by ASC 805-10-50.  Also, please file audited financial statements of this business acquisition or tell us why they are not required.

Response:

At the time of our acquisition of Mobicom USA, Inc., we determined that it did not constitute a business within as defined by Rule 11-01(d) of Regulation S-X.  The entity had nominal operations and assets and no revenue producing activity, physical facilities, employees (other than Mr. Levinsohn), market distribution system, sales force, customer base, operating rights, or production techniques.  Accordingly, we determined that no audited financial statements or pro forma financial presentation was required under Rule 3-05 of Regulation S-X.

The purpose of the acquisition was to establish an operating entity in the United States.  Mr. Levinsohn had access to Mobicom USA, Inc. and was able to negotiate a release of claims against the parent entity, in exchange for transferring ownership of Mobicom USA, Inc to the Company.  It was a convenient opportunity for the Company to establish a United States subsidiary.  We have, however, added additional disclosure related to the nominal operating activities in Mobicom USA, Inc. and the purpose of the transaction.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Note 6 – Notes Payable, page F-35

39.
We note that you issued convertible promissory notes for an aggregate principal amount of $2,707,500 on February 28, 2009.  These notes are convertible at $3.00 per share.  We also note in Note 7 that the market price of common stock on the measurement date of February 28, 2009 was $3.40 per share.  Please tell us how you considered ASC 470-20.

Response:

The shares issuable upon conversion of the convertible promissory note are restricted shares.  At the time of the acquisition, we engaged a third party to provide a valuation in connection with our purchase of the AdMax business from Superfly Advertising, Inc.  The independent valuation established the fair value of a share of our common stock to be $1.74 on February 29, 2009, based on the restricted status of the shares and the limited trading volume for our stock.  We therefore determined that the convertible notes, with a conversion price of $3.00 per share, did not contain a substantive conversion feature within the meaning of ASC 470-20-40-9.

40.	Tell us how you considered ASC 470-50 and ASC 470-20 with regard to your debt restructuring which occurred on July 31, 2009.

Response:

In connection with our acquisition of the AdMax business from Superfly Advertising, Inc. we agreed to assume the promissory note issued Superfly Advertising, Inc. to Agile Opportunity Fund, LLC. At the time of the Superfly transaction, Superfly Advertising, Inc. asked that we issue our note to Superfly Advertising, Inc. and they would subsequently assign it to Agile Opportunity Fund, LLC. However, Agile Opportunity Fund, LLC determined that it wanted separate direct documentation from the Company to evidence this obligation.  Consequently we determined that ASC 470-20 and 470-50 did not apply.

Note 7 – Warrant Liability, page F-35

41.	Referring to your basis in accounting literature, tell us why you believe this warrant should, be accounted for as a liability.

Response:

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

The Company completed a classification assessment of all of its freestanding derivative financial instruments as of September 30, 2009 and determined that such instruments meet the criteria for equity classification in accordance with Accounting Standards Codification 815-40-25 “Derivatives and Hedging” (ASC 815-40-25).  Therefore we have reclassified the warrants issued on February 29, 2009 in connection with the Superfly transaction from warrant liability to equity and have reversed the related Goodwill.

The Company accounts for the issuance of common stock purchase warrants and other free standing derivative financial instruments in accordance with the provisions of ASC 815-40-25. Based on the provisions of ASC 815-40-25, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

In reviewing the warrants issued in connection with the Superfly transaction we noted that the warrants only provide for physical settlement or net-share settlement.  In addition, there is no requirement that the underlying shares be registered under the Securities Act of 1933, which could result in a requirement to make a net-cash settlement.  Accordingly, we determined that the warrants should be classified as equity under ASC 815-40-25.

Note 13 – Select Pro-Forma Financial Information

Consolidated Pro Forma Balance Sheet, page F-38

42.
Please remove the pro forma balance sheet if all of your significant acquisitions have been reflected in the September 30, 2009 balance sheet on page F-22.  If any acquisitions subsequent to September 30, 2009 are material to the balance sheet, you should present a pro forma balance sheet as of September 30, 2009 reflecting the acquiree's balance sheet and related pro forma adjustments similar in form to what is currently presented.

Response:

We have removed the pro forma balance sheet because all significant acquisitions have been reflected in the September 30, 2009 balance sheet.

The only acquisition subsequent to September 30, 2009 was the acquisition of assets from Simply Ideas, LLC.  We are not required to provide the pro forma financial information for this acquisition under Rule 3-05 of Regulation S-X.  See the response to Comment 35 above.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Consolidated Pro Forma Statements of Operations, rage F-39

43.	We note on page F-40 that you assumed Superfly's indebtedness of $2,801,000. Please tell us why you did not record any interest expense on the consolidated pro forma statement of operations.

Response:

The consolidated pro forma statement of operations should have included an interest expense.  We have revised the pro forma financial statements in the Form 10/A.

44.	Please revise to include a pro forma adjustment for depreciation and amortization expense related to your acquired property and equipment and amortizable intangibles.

Response:

We have revised the consolidated pro forma statement of operations to include a pro forma adjustment for depreciation and amortization expense in an amount equal to the difference between the carrying value and the opening book value of the property and equipment and amortizable intangibles as determined by third party valuation.

45.
Tell us why you did not present the acquisitions of Eden Marketing LLC, Mobicom USA and Simply Ideas in your pro forma financial statements.  It appears that such information, if material, should be presented in separate columns of the pro forma statements.

Response:

We made the determination that none of the acquisitions constituted the acquisition of a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X for which pro forma financial statements were required under Rule 3-05(b)(2) of Regulation S-X.  See the responses to Comments 35, 37 and 38 above.

We made the further determination that these acquisitions were not a group of related businesses within the meaning of Rule 3-05(a)(3) of Regulation S-X.  Each of these acquisitions were separate transactions.  The companies involved were under distinct ownership and management.  The acquisitions of each business was not contingent upon the purchase of any other business, or any other common event.

46.	Tell us why you did not present a pro forma adjustment for income tax expense.

Response:

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

There should have been a pro forma adjustment to reflect that the Company would have had an income tax expense. We have revised the disclosure to include the pro forma adjustment.

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On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (805) 308-9199, or our counsel James A. Mercer III at (858) 720-2469, with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Michael Levinsohn Michael Levinsohn Chief Executive Officer

cc:	Inessa Kessman, Senior Staff Accountant Scott Hodgdon, Staff Attorney James A. Mercer III, Esq. (via email) Randal E. Gruber, CPA (via email)